Term Sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 32-VIII dated November 16, 2007	Term Sheet No. 2 to Product Supplement No. 32-VIII Registration Statement No. 333-130051 Dated November 19, 2007; Rule 433

Structured Investments

JPMorgan Chase & Co.
$
Principal Protected Notes Linked to an Equally Weighted Basket Consisting of the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index and the S&P 500® Index due November 26, 2010

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing November 26, 2010*.
  Cash payment at maturity of principal plus the Additional Amount, as described below.
  The notes are designed for investors who seek exposure to any appreciation of a diversified basket of domestic and international indices composed of the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index and the S&P 500® Index over the term of the notes. Investors should be willing to forgo interest and dividend payments as well as any return on their investment in excess of $280 (or 28% x $1,000) per $1,000 principal amount note, while seeking full principal protection at maturity.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes are expected to price on or about November 20, 2007 and are expected to settle on or about November 26, 2007.

Key Terms

Basket:

The notes are linked to an equally weighted basket consisting of the Dow Jones EURO STOXX 50® Index (“SX5E”), the Nikkei 225 Index (“NKY”) and the S&P 500® Index (“SPX”) (each a “Basket Index,” and together, the “Basket Indices”).

Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero but will not be more than the Maximum Return.
Additional Amount:

The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Basket Return x the Participation Rate; provided that the Additional Amount will not be less than zero or greater than the Maximum Return. For example, if the Basket Return is greater than 28% and the Participation Rate is 100%, the Additional Amount will be equal to the Maximum return of $280, which entitles you to a payment at maturity of $1,280 for every $1,000 principal amount note.

Maximum Return:	The Maximum Return will be determined on the pricing date and will not be less than $280 for each $1,000 principal amount note (or 28% x $1,000).
Participation Rate:	At least 100%. The actual Participation Rate will be determined on the pricing date and will not be less than 100%.
Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date, which is expected to be on or about November 20, 2007.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:	The Basket Closing Level on any trading day will be calculated as follows:
100 x [1 + (EURO STOXX Return + Nikkei 225 Return + S&P 500 Return)/3]

Each of the EURO STOXX Return, the Nikkei 225 Return and the S&P 500 Return reflects the performance of the relevant Basket Index, expressed as a percentage, from its closing level on the pricing date to its closing level on such trading day. For additional information, see “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 32-VIII.

Observation Date:	November 22, 2010*
Maturity Date:	November 26, 2010*
CUSIP:	4812MHS4
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 32-VIII.

Investing in the Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-14 of the accompanying product supplement no. 32-VIII and “Selected Risk Considerations” beginning on page TS-1 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 32-VIII and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $32.50 per $1,000 principal amount note and would use a portion of that commission to pay selling concessions to other dealers of approximately $20.00 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $32.50 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be paid to other dealers, exceed $35.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-119 of the accompanying product supplement no. 32-VIII.

For a different portion of the notes to be sold in this offering, a non-affiliated bank will receive a fee and an affiliate of ours will receive a structuring and development fee. If the notes priced today, the aggregate amount of these fees would be expected to be approximately $32.50 per $1,000 principal amount note. The actual amount of these fees may be more or less than $32.50 per $1,000 principal amount note and will depend on market conditions on the pricing date. In no event will the total amount of these fees exceed $35.00 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

November 19, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 32-VIII dated November 16, 2007. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 32-VIII, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 32-VIII dated November 16, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207005043/e29216_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Basket Return x the Participation Rate†, provided that this payment (the Additional Amount) will not be less than zero or greater than the Maximum Return of $280† per $1,000 principal amount note.
  † The actual Participation Rate and Maximum Return will be determined on the pricing date and will not be less than 100% and $280 per $1,000 principal amount note (or 28% x $1,000), respectively.
  DIVERSIFICATION OF THE BASKET INDICES — The return on the notes is linked to a basket consisting of the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index and the S&P 500® Index. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The Dow Jones EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland, and/or Dow Jones & Company, Inc., a Delaware corporation, New York, USA (the “Licensors”), which are used under license. The notes are in no way sponsored, endorsed, sold or promoted by the Licensors and neither of the Licensors shall have any liability with respect thereto. The Nikkei 225 Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange and therefore are among the most actively traded on that exchange. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about each Basket Index, see the information set forth under “The Dow Jones EURO STOXX 50® Index,” “The Nikkei 225 Index” and “The S&P 500® Index” in the accompanying product supplement no. 32-VIII.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 32-VIII. Subject to the limitations described therein, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes’ adjusted issue price.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide that comparable yield, and the related projected payment schedule, in the final term sheet or pricing supplement for the notes, which we will file with the SEC. If the notes had priced on November 16, 2007 and we had determined the comparable yield on that date, it would have been an annual rate of 4.73%, compounded semiannually. The actual comparable yield that we will determine for the notes may be more or less than 4.73%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Indices or any of the component stocks of the Basket Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 32-VIII dated November 16, 2007.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Ending Basket Level is greater than the Starting Basket Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a fixed dollar amount, regardless of the appreciation in the Basket, which may be significant. We refer to this fixed dollar amount as the Maximum Return, which will be set on the pricing date and will not be less than $280 per $1,000 principal amount note (or 28% x $1,000).

JPMorgan Structured Investments — Principal Protected Notes Linked to an Equally Weighted Basket Consisting of the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index and the S&P 500® Index	TS-1
  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in the Basket Indices individually, the stocks composing the Basket Indices or contracts related to the Basket Indices. If the Ending Basket Level does not exceed the Starting Basket Level, the Additional Amount will be zero. This will be true even if the value of the Basket was higher than the Starting Basket Level at some time during the term of the notes but falls below the Starting Basket Level on the Observation Date.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing either of the Basket Indices would have.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index are denominated, although any currency fluctuations could affect the performance of these Indices. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in payment at maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Basket Indices;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Basket Indices;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and volatility of the exchange rate between the U.S. dollar, the European Union euro and the Japanese yen; and
    our credit worthiness, including actual or anticipated downgrades in our credit ratings.

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Basket Return from -80% to +80% and assumes a Participation Rate of 100% and a Maximum Return of $280 per $1,000 principal amount note (or 28% x $1,000). The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table and examples below have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Basket Return x Participation Rate (100%)†	Additional Amount		Principal		Payment at Maturity

180	80%	28%	$280.00	+	$1,000	=	$1,280.00
170	70%	28%	$280.00	+	$1,000	=	$1,280.00
160	60%	28%	$280.00	+	$1,000	=	$1,280.00
150	50%	28%	$280.00	+	$1,000	=	$1,280.00
140	40%	28%	$280.00	+	$1,000	=	$1,280.00
130	30%	28%	$280.00	+	$1,000	=	$1,280.00
128	28%	28%	$280.00	+	$1,000	=	$1,280.00
120	20%	20%	$200.00	+	$1,000	=	$1,200.00
110	10%	10%	$100.00	+	$1,000	=	$1,100.00
105	5%	5%	$50.00	+	$1,000	=	$1,050.00
100	0%	0%	$0.00	+	$1,000	=	$1,000.00
90	-10%	N/A	$0.00	+	$1,000	=	$1,000.00
80	-20%	N/A	$0.00	+	$1,000	=	$1,000.00
70	-30%	N/A	$0.00	+	$1,000	=	$1,000.00
60	-40%	N/A	$0.00	+	$1,000	=	$1,000.00
50	-50%	N/A	$0.00	+	$1,000	=	$1,000.00
40	-60%	N/A	$0.00	+	$1,000	=	$1,000.00
30	-70%	N/A	$0.00	+	$1,000	=	$1,000.00
20	-80%	N/A	$0.00	+	$1,000	=	$1,000.00

†	Not to exceed 28%

JPMorgan Structured Investments — Principal Protected Notes Linked to an Equally Weighted Basket Consisting of the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index and the S&P 500® Index	TS-2

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 105. Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100 and the Basket Return of 5% multiplied by the hypothetical Participation Rate of 100% does not exceed the hypothetical Maximum Return of 28%, the Additional Amount is equal to $50 and the final payment at maturity is equal to $1,050 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(105-100)/100] x 100%) = $1,050

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 80. Because the Ending Basket Level of 80 is lower than the Starting Basket Level of 100, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 130. Because the Ending Basket Level of 130 is greater than the Starting Basket Level of 100 and the Basket Return of 30% multiplied by the hypothetical Participation Rate of 100% is greater than the hypothetical Maximum Return of 28%, the Additional Amount is equal to the hypothetical Maximum Return of $280 and the final payment at maturity is equal to $1,280 per $1,000 principal amount note.

Historical Information

The following graphs show the historical weekly performance of each Basket Index as well as the Basket as a whole from January 4, 2002 through November 16, 2007. The graph of the historical Basket performance assumes the Basket level on January 4, 2002 was 100 and that each Basket Index had a 1/3 weight in the Basket on that date. The closing level of the Dow Jones EURO STOXX 50® Index on November 16, 2007 was 4282.40. The closing level of the Nikkei 225 Index on November 16, 2007 was 15154.61. The closing level of the S&P 500® Index on November 16, 2007 was 1458.74. We obtained the various closing levels and other information below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness.

The historical levels of each Basket Index and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on the Observation Date. We cannot give you assurance that the performance of the Basket Indices will result in the return of more than the principal amount of your notes.

JPMorgan Structured Investments — Principal Protected Notes Linked to an Equally Weighted Basket Consisting of the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index and the S&P 500® Index	TS-3